UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 05 November 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Issued by Harmony Gold
Mining Company Limited
5 November 2014
For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office
:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Increase in gold production boosts cash flow
· 6% increase in gold production to 9 435kg (303 341oz)
· 8% increase in production profit at R913 million (US$85 million)
· Grade continues to increase
– 4% improvement in underground recovered grade at 4.84g/t
– on back of 5% improvement in recovered grade for the year ended 30 June 2014
· 18% increase in revenue to R4.4 billion (US$412 million)
· Net debt reduced from R1.0 billion to R771 million (from US$98 million to US$68 million)
· Net loss reduced by 78% to R266 million loss (US$25 million)
Johannesburg: Wednesday, 5 November 2014:
Harmony Gold Mining Company
Limited (“Harmony”) is pleased to announce that its gold production increased by 6% to
9 435kg. Revenue increased by 18% to R4 431 million (US$412 million), as a result of a
16% increase in gold sold to 9 987kg and a 2% increase in the Rand gold price received at
R443 690/kg in the September 2014 quarter.
Quarter on quarter underground grade improved by 4% - to 4.84g/t - on the back of a 5%
year-on-year increase in recovered grade at the end of June 2014.
Although production profit increased by 8% to R913 million (US$85 million), a net loss was recorded due to a foreign exchange translation loss of R190 million (US$18 million) on foreign debt, as well as an increase in depreciation of R124 million (US$10 million). Quarter on quarter net debt was reduced to R771 million (US$68 million), compared to net debt in the previous quarter of R1 031 million (US$98 million). The net loss of R1 223 million
(US$116 million) in the June 2014 quarter reduced to R266 million (US$25 million) in the
September 2014 quarter.
“Our efforts to improve efficiencies are aimed not only at mining and processing, but in every aspect of our business. We remain the most efficient South African gold miner, focused on improving our margins and funding our capital. Harmony owns 50% of the spectacular Golpu ore body in Papua New Guinea, which has the potential to develop into a world-class copper gold mine and will allow us to sustain our business well into the future. Harmony remains undervalued and its successes are not currently factored into the share price”, said Graham
Briggs, chief executive officer.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 05, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director